FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 5, 2007

Item 3: News Release:

A news release dated and issued on November 5, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold appoints Manz and Knight as Directors, Medd as Chairman

Item 5: Full Description of Material Change:

November 5, 2007 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce the appointment of Mr. Steve Manz and Mr. David Knight to the Freegold Board of Directors following the resignation of Mr. Harry Barr as Chairman and director, and the recent passing away of board member Mr. Bernard Barlin.  Freegold also announces the appointment of Morris Medd, a current director of the company, as its new Chairman.

Steve Manz has been the President and CEO of Freegold over the past two years and has been instrumental in assembling a senior exploration and mine development team with an excellent track record in taking companies to production, in the refinancing of the Company, and in helping guide the Company through its recent period of rapid growth.

David Knight is a partner with the law firm of Macleod Dixon LLP, who brings with him over 25 years experience in securities and mining law. David’s expertise is in the areas of public and private financing, mergers and acquisitions, corporate governance and regulatory compliance, and he represents both issuers and investment dealers on a regular basis. David’s representation of numerous clients on property acquisitions and development, and his experience in closing large mining transactions will be of great assistance in helping Freegold continue to grow through in-house project developments and on-going acquisitions.  David has been recognized as a recommended lawyer in the area of mining law by the LEXPERT Legal Directory, and has been designated as a “Best Lawyer in Canada” for 2007 in the area of Natural Resources Law.

Morris Medd has been a director of Freegold since September 2006 and brings over 40 years of hands on experience in company building and mine development and contracting to his new position as Freegold Chairman. Morris started his career with the Redpath Group, a world leader in shaft sinking, underground mine development and contract mining, as a miner.  Over his 30 years with the company he gained a broad range of expertise through his escalating positions as project manager, group contract manager, Senior Vice President of Operations, and finally as President of the worldwide Redpath Group of Companies, a position he held for five years.  Mr. Medd is also a former Director of the Ontario Mining Association, and is credited with the establishment of a number of new and innovative mine development techniques.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 6th day of November, 2007.